UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 25,000,000 U.S. Inflation Index Linked Notes due February 5, 2021

Filed pursuant to Rule 3 of Regulation BW

Dated: February 4, 2019

The following information regarding the U.S. Dollar 25,000,000 U.S. Inflation Index Linked Notes due February 5, 2021 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 17, 2018) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 25,000,000 U.S. Inflation Index Linked Notes due February 5, 2021.

(b) The interest rate per U.S. Dollar 1,000 (the “Calculation Amount”) for the period from February 5, 2019 to February 5, 2021, payable on the 5th calendar day of each month, will be calculated by the Calculation Agent on the corresponding Interest Reset Date in accordance with the following formula:

[(CPIt – CPIt-12) / CPIt-12] + Margin

Where:

“Bloomberg Page” means, when used in connection with any designated page, the display page so designated on the Bloomberg service, or (i) any successor display page, other published source, information vendor or provider that has been officially designated by the sponsor of the original page or source; or (ii) if the sponsor has not officially designated a successor display page, another published source, service or provider (as the case may be), the successor display page, other published source, service or provider, if any, designated by the relevant information vendor or provider (if different from the sponsor).

“CPIt” means, for any Interest Reset Date, the Reference Index for the applicable Reference Month, as published on the Reference Source;

“CPIt-12” means, for any Interest Reset Date, the Reference Index for the twelfth month prior to the applicable Reference Month, as published on the Reference Source;

“Index Sponsor” means the Bureau of Labor Statistics of the U.S. Department of Labor;

“Interest Reset Date” means, for an Interest Period, the first day of such Interest Period, namely the 5th calendar day of each month, from and including the Issue Date to and including January 5, 2021, not subject to adjustment in accordance with a Business Day Convention;

“Margin” equals plus 0.75 per cent.;

“Reference Index” means the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as reported monthly by the Index Sponsor and published on the Reference Source;

“Reference Month” means the third calendar month prior to the month of the related Interest Reset Date;

“Reference Source” means Bloomberg Page CPURNSA or any successor service.

(c) Maturing February 5, 2021. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

See also Term 16(v) of the Final Terms: “Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted”, as follows:

Index Level Adjustment Correction:

Subject to “Manifest Error in Publication” below, the first publication or announcement of the level of the Reference Index (disregarding estimates) by the Index Sponsor for any Reference Month (n) shall be final and conclusive and, later revisions to the level of the Reference Index for such Reference Month will not be used in any calculations.

Delay of Publication:

If a level of the Reference Index for a Reference Month (n) (a “Relevant Level”) has not been published or announced by the relevant Interest Determination Date, the Calculation Agent shall determine a Substitute Index Level (in place of such Relevant Level) in a commercially reasonable manner, in its sole discretion.

Cessation of Publication:

If a level for the Reference Index has not been published or announced for two consecutive months or the Index Sponsor announces that it will no longer continue to publish or announce the Reference Index then the Calculation Agent shall determine a Successor Index (in lieu of the previously applicable Reference Index) for the purposes of the Notes in a commercially reasonable manner, in its sole discretion.

Rebasing of the Reference Index:

If the Calculation Agent determines, based on the Related Bond, that the Reference Index has been or will be rebased at any time, the Reference Index as so rebased (the “Rebased Reference Index”) will be used for purposes of determining the level of such Reference Index from the date of such rebasing; provided, however, that the Calculation Agent shall make such adjustments as are made by the calculation agent pursuant to the terms and conditions of the Related Bond, if any, to the levels of the Rebased Reference Index so that the Rebased Reference Index levels reflect the same rate of inflation as the Reference Index before it was rebased.

Material Modification of the Reference Index:

If, on or prior to the Interest Determination Date, the Index Sponsor announces that it will make a material change to the Reference Index then the Calculation Agent shall make any such adjustments to the Reference Index consistent with adjustments made to the Related Bond, or, if there is no Related Bond, only those adjustments necessary for the modified Reference Index to continue as the Reference Index.

Manifest Error in Publication:

If, within thirty days of publication and prior to any relevant Specified Interest Payment Date, the Maturity Date or any other date on which payment is due under the Notes, the Calculation Agent determines that the Index Sponsor has corrected the level of the Reference Index to remedy a manifest error in its original publication, the Calculation Agent will notify the holders of the Notes of (i) that correction; (ii) the adjusted amount that is then payable under the Notes as a result of that correction; and (iii) take such other action as it may deem necessary to give effect to such correction.

Where:

“Related Bond” means the “Fallback Bond” as defined in the 2008 ISDA Inflation Derivatives Definitions published by the International Swaps and Derivatives Association, Inc. (the “Inflation Derivatives Definitions”), provided that with respect to such defined term: (i) “Calculation Agent” shall mean the Calculation Agent hereunder; (ii) “Effective Date” shall mean the Issue Date hereunder;(iii) “Termination Date” shall mean the Maturity Date hereunder; and (iv) “Index” shall mean the Reference Index or any Successor Index;

“Substitute Index Level” shall have the meaning given to it, and determined in accordance with the methodology set forth, in Section 2.1(a)(i) and (ii) of the Inflation Derivatives Definitions, provided that with respect to such defined term: (i) “Affected Payment Date” shall mean each relevant Specified Interest Payment Date hereunder; (ii) “Calculation Agent” shall mean the Calculation Agent hereunder; (iii) “Index” shall mean the Reference Index or any Successor Index; and (iv) “Index Transaction” shall mean the Notes; and

“Successor Index” shall have the meaning given to it, and determined in accordance with the methodology set forth, in Section 2.2(a), (b), (c) and (d) of the Inflation Derivatives Definitions, provided that with respect to such defined term: (i) “Affected Payment Date” and “Payment Date” shall mean each relevant Specified Interest Payment Date hereunder; (ii) “Calculation Agent” shall mean the Calculation Agent hereunder; (iii) “Index” shall mean the Reference Index; and (iv) “Index Transaction” shall mean the Notes.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

As of January 29, 2019, the Bank entered into a Terms Agreement with Morgan Stanley & Co. LLC as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 25,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about February 5, 2019.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 25,000,000	N/A	USD 25,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.	Final Terms dated January 29, 2019.

B.	Terms Agreement dated January 29, 2019.

EXECUTION VERSION

Final Terms dated January 29, 2018

International Bank for Reconstruction and Development

Issue of US$25,000,000 U.S. Inflation Index Linked Notes due February 5, 2021

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

MiFID II product governance / professional investors and ECPs target markets – See Term 29 below.

SUMMARY OF THE NOTES

1. Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2. (i) Series Number:	100648

(ii) Tranche Number:	1

3. Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4. Aggregate Nominal Amount:

(i) Series:	US$25,000,000

(ii) Tranche:	US$25,000,000

5. Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations (Condition 1(b)):	US$10,000 and integral multiples of US$1,000 in excess thereof

(ii) Calculation Amount (Condition 5(j)):	US$1,000

7. Issue Date:	February 5, 2019

8. Maturity Date (Condition 6(a)):	February 5, 2021

9. Interest Basis (Condition 5):	U.S. Inflation Index Linked Interest (further particulars specified below in Term 16)

10. Redemption/Payment Basis (Condition 6):	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Call/Put Options (Condition 6):	Not Applicable

13. Status of the Notes (Condition 3):	Unsecured and unsubordinated

14. Listing:	None

15. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Index Linked Interest Note/other variable-linked interest Note Provisions (Condition 5):	Applicable

(i) Index/Formula/other variable:

The Rate of Interest for each Interest Period will be calculated by the Calculation Agent on the corresponding Interest Reset Date in accordance with the following formula:

[(CPIt – CPIt-12) / CPIt-12] + Margin

Where:

“Bloomberg Page” means, when used in connection with any designated page, the display page so designated on the Bloomberg service, or (i) any successor display page, other published source, information vendor or provider that has been officially designated by the sponsor of the original page or source; or (ii) if the sponsor has not officially designated a successor display page, another published source, service or provider (as the case may be), the successor display page, other published source, service or provider, if any, designated by the relevant information vendor or provider (if different from the sponsor).

“CPIt” means, for any Interest Reset Date, the Reference Index for the applicable Reference Month, as published on the Reference Source;

“CPIt-12” means, for any Interest Reset Date, the Reference Index for the twelfth month prior to the applicable Reference Month, as published on the Reference Source;

“Index Sponsor” means the Bureau of Labor Statistics of the U.S. Department of Labor;

“Interest Reset Date” means, for an Interest Period, the first day of such Interest Period, namely the 5th calendar day of each month, from and including the Issue Date to and including January 5, 2021, not subject to adjustment in accordance with a Business Day Convention;

“Margin” equals plus 0.75 per cent.;

“Reference Index” means the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as reported monthly by the Index Sponsor and published on the Reference Source;

“Reference Month” means the third calendar month prior to the month of the related Interest Reset Date;

“Reference Source” means Bloomberg Page CPURNSA or any successor service.

(ii) Party responsible for calculating Rate(s) of Interest and/or Interest Amount(s):	Citibank, N.A., London branch (the “Calculation Agent”)

(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See Term 16(i) above.

(iv) Interest Determination Date(s):	Each Interest Reset Date

(v) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:

Index Level Adjustment Correction:

Subject to “Manifest Error in Publication” below, the first publication or announcement of the level of the Reference Index (disregarding estimates) by the Index Sponsor for any Reference Month (n) shall be final and conclusive and, later revisions to the level of the Reference Index for such Reference Month will not be used in any calculations.

Delay of Publication:

If a level of the Reference Index for a Reference Month (n) (a “Relevant Level”) has not been published or announced by the relevant Interest Determination Date, the Calculation Agent shall determine a Substitute Index Level (in place of such Relevant Level) in a commercially reasonable manner, in its sole discretion.

Cessation of Publication:

If a level for the Reference Index has not been published or announced for two consecutive months or the Index Sponsor announces that it will no longer continue to publish or announce the Reference Index then the Calculation Agent shall determine a Successor Index (in lieu of the previously applicable Reference Index) for the purposes of the Notes in a commercially reasonable manner, in its sole discretion.

Rebasing of the Reference Index:

If the Calculation Agent determines, based on the Related Bond, that the Reference Index has been or will be rebased at any time, the Reference Index as so rebased (the “Rebased Reference Index”) will be used for purposes of determining the level of such Reference Index from the date of such rebasing; provided, however, that the Calculation Agent shall make such adjustments as are made by the calculation agent pursuant to the terms and conditions of the Related Bond, if any, to the levels of the Rebased Reference Index so that the Rebased Reference Index levels reflect the same rate of inflation as the Reference Index before it was rebased.

Material Modification of the Reference Index:

If, on or prior to the Interest Determination Date, the Index Sponsor announces that it will make a material change to the Reference Index then the Calculation Agent shall make any such adjustments to the Reference Index consistent with adjustments made to the Related Bond, or, if there is no Related Bond, only those adjustments necessary for the modified Reference Index to continue as the Reference Index.

Manifest Error in Publication:

If, within thirty days of publication and prior to any relevant Specified Interest Payment Date, the Maturity Date or any other date on which payment is due under the Notes, the Calculation Agent determines that the Index Sponsor has corrected the level of the Reference Index to remedy a manifest error in its original publication, the Calculation Agent will notify the holders of the Notes of (i) that correction; (ii) the adjusted amount that is then payable under the Notes as a result of that correction; and (iii) take such other action as it may deem necessary to give effect to such correction.

Where:

“Related Bond” means the “Fallback Bond” as defined in the 2008 ISDA Inflation Derivatives Definitions published by the International Swaps and Derivatives Association, Inc. (the “Inflation Derivatives Definitions”), provided that with respect to such defined term: (i) “Calculation Agent” shall mean the Calculation Agent hereunder; (ii) “Effective Date” shall mean the Issue Date hereunder;(iii) “Termination Date” shall mean the Maturity Date hereunder; and (iv) “Index” shall mean the Reference Index or any Successor Index;

“Substitute Index Level” shall have the meaning given to it, and determined in accordance with the methodology set forth, in Section 2.1(a)(i) and (ii) of the Inflation Derivatives Definitions, provided that with respect to such defined term: (i) “Affected Payment Date” shall mean each relevant Specified Interest Payment Date hereunder; (ii) “Calculation Agent” shall mean the Calculation Agent hereunder; (iii) “Index” shall mean the Reference Index or any Successor Index; and (iv) “Index Transaction” shall mean the Notes; and

“Successor Index” shall have the meaning given to it, and determined in accordance with the methodology set forth, in Section 2.2(a), (b), (c) and (d) of the Inflation Derivatives Definitions, provided that with respect to such defined term: (i) “Affected Payment Date” and “Payment Date” shall mean each relevant Specified Interest Payment Date hereunder; (ii) “Calculation Agent” shall mean the Calculation Agent hereunder; (iii) “Index” shall mean the Reference Index; and (iv) “Index Transaction” shall mean the Notes.

(vi) Interest Period(s):	As per Condition 5(l)

(vii) Specified Interest Payment Dates:	The 5th calendar day of each month, from and including March 5, 2019 to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention.

(viii) Business Day Convention:	Not Applicable

(ix) Business Centre(s) (Condition 5(l)):	London and New York

(x) Minimum Rate of Interest:	Zero per cent. per annum

(xi) Maximum Rate of Interest:	Not Applicable

(xii) Day Count Fraction (Condition 5(l)):	Actual/Actual

PROVISIONS RELATING TO REDEMPTION

17. Final Redemption Amount of each Note (Condition 6):	US$1,000 per Calculation Amount

18. Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19. Form of Notes (Condition 1(a)):	Registered Notes:

Global Registered Certificate available on Issue Date

20. New Global Note:	No

21. Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

22. Governing law (Condition 14):	New York

23. Other final terms:	The first sentence of Condition 7(a)(ii) is hereby replaced by the following: “Interest (which for the purpose of this Condition 7(a) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the calendar day before the due date for payment thereof (the “Record Date”).”

24. Additional risk factors:	Not Applicable

DISTRIBUTION

25. (i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

(ii) Stabilizing Manager(s) (if any):	Not Applicable

26. If non-syndicated, name of Dealer:	Morgan Stanley & Co. LLC

27. Total commission and concession:	Not Applicable

28. Additional selling restrictions:	Not Applicable

29. MiFID II product governance / Professional investors and ECPs target markets:

Directive 2014/65/EU (as amended, “MiFID II”) product governance / professional investors and eligible counterparties (“ECPs”) target market

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is eligible counterparties and professional clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

IBRD does not fall under the scope of application of the MiFID II package. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

For the purposes of this provision, “manufacturer” means the Dealer.

OPERATIONAL INFORMATION

30. ISIN Code:	US45905UZ317

31. CUSIP:	45905UZ31

32. Common Code:	194020155

33. Delivery:	Delivery against payment

34. Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking, S.A. and The Depository Trust Company and the relevant identification number(s):	Not Applicable

35. Registrar and Transfer Agent (if any):	Citibank, N.A., London Branch

36. Intended to be held in a manner which would allow Eurosystem eligibility:	No

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 17, 2018.

SUPPLEMENTAL PROSPECTUS INFORMATION

Dealers are represented by Sullivan & Cromwell LLP. From time to time Sullivan & Cromwell LLP performs legal services for IBRD.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Mahendra Singh
Name: Mahendra Singh Title: Authorized Officer
Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 100648 UNDER THE FACILITY

January 29, 2019

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s US$25,000,000 U.S. Inflation Index Linked Notes due February 5, 2021 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on February 5, 2019 (the “Settlement Date”) at an aggregate purchase price of US$25,000,000 (which is 100.00 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to January 17, 2019, 10:45 a.m. New York time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned the full benefit of the existing validity opinion of such firm as of the date of such existing validity opinion.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above in USD (being equal to the issue price of 100.00 per cent. of the aggregate nominal amount of the Notes).

2

The purchase price specified above will be paid on the Settlement Date by Morgan Stanley & Co. LLC to Citibank, N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3

The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealer hereby agrees to pay the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealer.

6

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Attention: Structured Notes

2

7

Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the Dealer and the Bank, the Bank: (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Dealer is or may be Covered Entities; and (c) acknowledges, accepts, and agrees that:

7.1

in the event that the Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

7.2

in the event that the Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States.

As used in this Terms Agreement:

“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

I.	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

II.	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

III.	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

3

8

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement or under any applicable law.

9	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

10	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

4

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. LLC (the “Dealer”)

By:	/s/ Joshua Schanzer
Name: Joshua Schanzer
Title: Authorized Signatory

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Mahendra Singh
Name: Mahendra Singh
Authorized Officer

5